Filed by IAC/InterActiveCorp
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: IAC/InterActiveCorp
Commission File No.: 000-20570
Subject Company: Match Group, Inc.
Commission File No.: 001-37636
Date: February 5, 2020

The following statements are excerpts from a quarterly letter of IAC/InterActiveCorp to its shareholders, dated February 5, 2020.

Later this year, we’ll mark the 25th anniversary of Barry Diller taking the helm of what is now IAC. By then, we expect that we will have completed the separation from IAC of Match Group (“MTCH”) – the 8th public company to come out of what was once a collection of television stations called Silver King Communications worth $250 million. Today IAC and its progeny are worth over $60 billion, and a shareholder who’s held on for that journey has compounded returns at 14% annually compared to the S&P 500’s 10%. Returns for shareholders joining 10 years, 5 years, or three years ago have been 29%, 34%, and 50%, respectively, all outperforming the S&P 500 handily. IAC’s journey has been one of building, distributing and building anew. Our 25th year will be another new beginning.

Separate from IAC, when the transaction closes, our shareholders will have a direct interest in MTCH. High growth, high margins, and high cash flow make MTCH the complete package and we are proud to be putting a security that is virtually unrivaled into our shareholders’ hands (only 3 companies in the S&P 500 have MTCH’s combination of revenue, growth, margins, and cash conversion). MTCH has a timeless mission, a simple business model, and global opportunities for market expansion. People from every walk of life increasingly embrace the concept of meeting online, and we intend to have products for all of them. You’re encouraged to get the full story from MTCH’s latest filings.

Last quarter we shared some figures (click here) showing how we’ve performed around previous spins, so I won’t rehash that here beyond reminding everyone that we’re quite comfortable shrinking to grow again. While nearly a billion dollars of cash flow affords us some fancier conference invitations and the ability to lean on things with a bit more weight, we believe a nimbler size and narrowed focus forces us to grow new areas and helps avoid some pitfalls that inhibit innovation.

When we completed our last round of spinoffs in 2008, IAC shrunk from an equity market capitalization of $8 billion to $2.5 billion — we started with $1.6 billion of net cash and businesses that generated $167 million of Adjusted EBITDA in that first full calendar year. This time we will have a bit more cash (we expect at least $2.4 billion) and more Adjusted EBITDA at the outset. The rise of social platforms, cloud-based technology, and a growing mobile-first generation have made the time and capital required to start disruptive businesses only faster and cheaper as compared to 2008. Accordingly, it’s only gotten tougher to find cash flow generating businesses. Fortunately, cash flow remains a relatively unfavored metric among many of the abundant capital sources in our universe, and this should present opportunities for IAC. Tremendous value is still being created every day as the forces enumerated above facilitate the ongoing digital evolution, and we intend to back those companies with enough capital, capable teams, and lessons learned over our history in the category. We’ve set a high bar for defining success – that old 2008 “stub” is now worth $22 billion, produced nearly $1 billion of Adjusted EBITDA last year, and generated a compound annual return of 28% over the last 12 years.

We’ll take opportunities wherever we find them, but will likely find only smaller assets in the private markets and find the larger opportunities available in the public markets. While valuation transitions from private to public markets has been challenging for a number of companies recently, we’re not predicting any kind of “correction” in the private markets. Private markets don’t have the features that would allow for a quick “correction.” In public companies, a shareholder can sell the moment they lose faith, or when someone else’s faith exceeds theirs, and shares trade hands every millisecond. In private companies, shareholders frequently sign an agreement prohibiting sales except under special circumstances, usually governed by the company’s management and board, who you’d imagine aren’t too keen to see shares sold cheaper. Months or years may pass between share sales. Even when transactions do happen in private companies, they usually only involve two highly optimistic parties – the naysayers aren’t invited to that discussion. For public companies, the law requires that everyone gets to see all the important information on a company, but the only people who can access private company information are the people who are incentivized to promote the stock. But the biggest barrier to a timely correction in the private markets is the source of the capital – most of the capital funding deals in the private market has an expiration date. If the money isn’t spent by its “spend by date”, usually locked in five to seven year windows, the people deploying it lose their chance to earn fees. So they’re going to have to deploy that capital, even if the market throughout their designated deployment window offers very little premium for risk. That means an adjustment could take years. So, while it’s possible that the unicorn becomes a mythical creature again, I suspect no time soon. In the meantime, to state the wildly obvious, we will seek out opportunities where we believe both risk and cash flow potential are factored into valuation and when we find the right ones, we will be ready to act.

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No Offer or Solicitation / Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication is being made in respect of a proposed transaction involving IAC/InterActiveCorp (“IAC”), IAC Holdings, Inc. (“New IAC”) and Match Group, Inc. (“Match”). In connection with the proposed transaction, IAC, New IAC and Match intend to file relevant materials with the SEC, including a joint registration statement on Form S-4 to be filed by IAC and New IAC that will include a preliminary joint proxy statement of IAC and Match. The information in the preliminary joint proxy statement/prospectus will not be complete and may be changed. Each of IAC and Match will deliver the definitive joint proxy statement to their shareholders as required by applicable law. This communication is not a substitute for any proxy statement or any other document that may be filed with the SEC in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF IAC AND MATCH ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by IAC (when they become available) may be obtained free of charge on IAC’s website at www.iac.com. Copies of documents filed with the SEC by Match (when they become available) may also be obtained free of charge on Match’s website at www.mtch.com.

Participants in the Solicitation

IAC and Match and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders in favor of the proposed transaction under the rules of the SEC. Information about IAC’s directors and executive officers is available in IAC’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 1, 2019, and IAC’s definitive proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 30, 2019. Information about Match’s directors and executive officers is available in Match’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 28, 2019, and Match’s definitive proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 30, 2019. Additional information regarding participants in the proxy solicitations and a description of their direct and indirect interests will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Forward-Looking Statements

Certain statements and information in this communication may be deemed to be “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements relating to IAC’s and Match’s anticipated financial performance, objectives, plans and strategies, and all statements (other than statements of historical facts) that address activities, events or developments that IAC and Match intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions, and are based on assumptions and assessments made by IAC’s and Match’s management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. IAC and Match undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: risks and uncertainties discussed in the proxy statement/prospectus and other reports that IAC and Match have filed with the SEC; competition; Match’s ability to maintain user rates on its higher-monetizing dating products; the companies’ ability to attract users to their products and services through cost-effective marketing and related efforts; changes in the companies’ relationship with (or policies implemented by) Google; foreign currency exchange rate fluctuations; the companies’ ability to distribute their products through third parties and offset related fees; the integrity and scalability of the companies’ systems and infrastructure (and those of third parties) and the companies’ ability to adapt their systems and infrastructure to changes in a timely and cost-effective manner; the companies’ ability to protect their systems from cyberattacks and to protect personal and confidential user information; risks relating to certain of the companies’ international operations and acquisitions; the risks inherent in separating Match from IAC, including uncertainties related to, among other things, the costs and expected benefits of the proposed transaction, the calculation of, and factors that may impact the calculation of, the exchange ratio at which shares of IAC capital stock will be converted into the right to receive new shares of the post-separation Match Group in connection with the transaction, the expected timing of the transaction or whether it will be completed, whether the conditions to the transaction can be satisfied or any event, change or other circumstance occurs that could give rise to the termination of the transaction agreement (including the failure to receive any required approvals from the stockholders of IAC and Match or any required regulatory approvals), any litigation arising out of or relating to the proposed transaction, the ability of the parties to successfully consummate the financing transactions contemplated to be completed in connection with the proposed transaction, the expected tax treatment of the transaction, and the impact of the transaction on the businesses of IAC and Match; and other circumstances beyond IAC’s and Match’s control. You should not place undue reliance on these forward-looking statements. For more details on factors that could affect these expectations, please see IAC’s and Match’s filings with the SEC, including, once filed, the proxy statement/prospectus